NR01-07

January 22, 2007

Wealth Discovers New Uranium District

Surficial Values up to 87 lb/t U3O8.

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce that the  trenching has confirmed the discovery of a new uranium district at its 100% owned Diamante-Los Patos (DLP) property, Provinces of Salta and Catamarca, NW Argentina.

Initial trenching has defined a minimum aggregate area of 11 square kilometres in four zones which contain highly anomalous uranium mineralization.  Of the 788 rock samples collected to date, which range from geochemically anomalous to 87 lb/t U3O8 (33,400 ppm U), the top 15% of these samples (118) average 5.87 lb/t U3O8 (2,260 ppm) U.

The results are interpreted to reflect the surface expressions or leakage from a large, structurally controlled, volcanic-hosted system focused on the flanks of the Cerro Galan Caldera complex.  Mineralization, as presently defined, remains open in all directions including at depth.  In light of the encouraging results the Company is presently staking additional ground as well as substantially increasing its aggressive work program.

The Cerro Galan Caldera Complex measures some 60 kilometres in diameter and is believed to be the second largest caldera in the world.  Uranium mineralization is hosted by dacitic to rhyolitic ignimbrite and associated felsic fragmental volcanics.  Mineral endowment calculations of similar felsic volcanic deposits demonstrate that they are ideal uranium sources capable of producing very significant volumes of uranium mineralization, examples include the Macusani District, Peru and the Streltsovka District, Russia (reserves and past-production quoted at 560 million lbs / t U3O8 in 20 deposits).

The four main mineralized areas are: Diamante Zone (2.5 km X 2.5 km); Alfredo Zone (1.7 km X 0.5 km); Southwest Zone (2.5 km x a minimum of 50 metres) and Los Patos Zone (4.0 km X 1.0 km).  Within these areas of higher anomalism, there are numerous sub-zones or "hot spots".  Ground radiometric and soil geochemical anomalies coincide with and extend beyond the currently known mineralization.   In general the zones are poorly exposed; the lack of outcrop has hampered interpretation and will be addressed by future work programs.

Mineralization is found principally as cement in porous rock units (fragmental volcanic rocks - agglomerates and tuffs) and in breccia and fracture zones associated with faults. Local concentrations of unconsolidated mineralized material also occur in colluvium believed to have been derived from nearby bedrock sources.  Such a near surface setting of the uranium mineralization potentially lends itself to very low mining and recovery costs.

Details of the four discovery zones is as follows:

Diamante Zone

A total of 2188 linear metres was excavated in 20 trenches. Due to thick overburden (+5 metres) less than 20% of the trenches reached the bedrock target.  Elevated values of uranium are presently confined to a 400-metre wide, northwest trending corridor which is open to the southeast and trends into and is covered by a large (post mineralization) sinter mound to the northwest.

To date the highest mineralization is found in trenches DZ#17 and DZ#18. Trench DZ#17 cut 13.5 metres grading 0.45 lbs/t U3O8 (172 ppm U); trench DZ#18 located approximately 30 metres to the northwest, cut 22.5 metres averaging 0.5 lbs/t U3O8 (194 ppm U). The zone remains open to the NW and SE along strike and at depth.  A number of grab samples were taken where anomalous radioactivity was noted in trenches. These samples coincide with the mineralized zones and demonstrate that locally mineralization can grade in excess of 26 lbs/t U3O8.

Further to the south, trenches DZ# -1, 2, 4, to 6, and 12 cut multiple zones varying from 3 to 6 metres wide of anomalous uranium mineralization (Table 1).

For example, trench DZ#4, the southernmost trench, cut two 3-metre wide zones averaging 0.29 lbs/t U3O8 (112 ppm U) and 0.43 lbs/t U3O8 (168 ppm U) respectively.   Trench DZ#2, located roughly 50 metres NW of trench DZ#4 cut two zones; 4.5 metres grading 0.36 lbs/t U3O8 (140 ppm U ) and 3.0 metres grading 0.28 lbs/t U3O8 (108 ppm U).

Table 1:  Summary of significant trench results – Diamante Zone

Zone	Trench #	Results – lb U3O8 (ppm U)
Diamante	DZ#1	6m @ 0.5 lbs/t U3O8(196 ppm U)
	DZ#2	4.5m @ 0.36 lbs/t U3O8 (140 ppm U) 3m @ 0.28 lbs/t U3O8 (108 ppm U)
	DZ#4	3m @ 0.29 lbs/t U3O8 (112 ppm U) 3m @ 0.43 lbs /t U3O8 (168 ppm U)
	DZ#5	6m @ 0.54 lbs/t U3O8 (208 ppm U)
	DZ#7	3m @ 0.32 lbs/t U3O8 (125 ppm U) 4.5m @ 0.25 lbs/t U3O8 (100 ppm U) 4.5m @ 0.35 lbs/t U3O8 (138 ppm U)
	DZ#12	3m @ 0.84 lbs/t U3O8 (325 ppm U)
	DZ#17	13.5m @ 0.45 lbs/t U3O8 (172 ppm U)
	DZ#18	22.5m @ 0.50 lbs/t U3O8 (194 ppm U)

The mineralized zones define a series of multiple, parallel, NW trending lenses peripheral to and trending beneath the large centrally located, 1,500 by 1,000 m, hot spring sinter. The centre of the Diamante system is interpreted to occur below this large sinter zone.

The Alfredo Zone, located roughly 5 km northwest of the Los Patos Zone, was discovered in mid-November.  A total of 60 characterization samples from mineralized outcrops returned values ranging from geochemcially anomalous to 6.6 lbs/t U3O8  (2530 ppm U) and average 0.81 lbs/t U3O8 (315 ppm U).  Mineralization is associated with a series of northwest trending breccia and fracture zones related to parallel, steeply dipping faults.  Detailed sampling (trenching) is scheduled to occur in February.

The newly discovered Southwest Zone is located about 7 km south of the Diamante Zone.  It has been partly defined but is at least 2.5 km long (north-south) by a minimum of 50 metres wide. In total, 18 grab samples were taken from areas of anomalous radioactivity with values ranging from geochemically anomalous to 6 lbs/ton U3O8 (2334 ppm U) and average 1.49 lbs/ton U3O 8 (575 ppm U).

Finally at the secondary Los Patos Zone, 146 chip and panel samples taken from nine trenches returned values ranging from background to weakly anomalous. The best value encountered was 0.91 lbs/t U3O8 (351 ppm U).  To the north of the area of trenching, 43 grab samples were taken from an area of scintillometer "hot spots".  The average grade of these samples is 0.69 lbs/t U3O8 (268 ppm U).

Future Work

In light of the encouraging results, the Company has staked additional ground surrounding and adjacent to the newly discovered Southwest Zone.  Detailed mapping and structural analysis will aim to define favourable structural – geological trap sites.  Finally, ongoing systematic trenching and surficial sampling will delineate and attempt to expand the known mineralization and its associated feeder zones prior to an initial drill test at the earliest opportunity.

“The discovery of a new uranium district with the potential for outlining one or more, bulk minable uranium deposits is very exciting” stated president and CEO Henk Van Alphen. “Since the area is essentially flat, leachable mineralization starts at surface and access and infrastructure are reasonable; mining costs should be in the lower quartile.”

James M. Dawson, P. Eng., Wealth’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Dawson is not independent of Wealth by virtue of being a shareholder and the holder of stock options.

Wealth is a mineral exploration company with approximately 20.0 million shares issued and outstanding, approximately $1 million in the treasury and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

“Henk Van Alphen”

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Company’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com